
SEC MAIL PROCESSING
RECEIVED
MAR 7 2005
WASH. D.C.
213
SECTION


05041672

SE[illegible] [illegible]IISSION

ANNUAL AUD[illegible] [illegible]PORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-65299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OnTrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 S. Missouri Ave
(No. and Street)

Clearwater (City) Fl (State) 33756 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John K. Tarleton 727-446-6660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scalfaro & Company LLC
(Name – *if individual, state last, first, middle name*)

604 S. Tampania Ave Ste B Tampa FL 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05 S.S

OATH OR AFFIRMATION

I, John K. Tarleton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OnTrade, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF FLORIDA

STEPHANIE S. SCHLAGER
MY COMMISSION # DD 349021
EXPIRES: September 5, 2008
Bonded Thru Budget Notary Services

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONTRADE, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2004



Scalfaro & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
OnTrade, Inc.
Clearwater, Florida

We have audited the accompanying statement of financial condition of OnTrade, Inc. (a wholly-owned subsidiary of NexTrade Holdings, Inc.) as of December 31, 2004 and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OnTrade, Inc. as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scalfaro & Company LLC

Tampa, Florida
March 1, 2005

604 S. Tampania Avenue | Suite B | Tampa, Florida 33609

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

	2004
Cash and cash equivalents	$ 942,969
Deposit with clearing organizations	62,412
Accounts receivable	20,519
	$ 1,025,901

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 8,734
Total liabilities	8,734
Commitments and contingencies	-
Stockholders' equity:	
Preferred stock-Series A, no par value, 5,000,000 shares authorized, 0 shares issued and outstanding	-
Common stock, Class B, no par value, 5,000,000 shares authorized, 0 shares issued and outstanding	-
Common stock, Class A, no par value, 90,000,000 shares authorized, 10,000,000 shares shares issued and outstanding	-
Additional paid-in capital	3,990,000
Accumulated deficit	(2,972,834)
Total stockholders' equity	1,017,166
	$ 1,025,901

See notes to financial statements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
Rebate revenues – related party	$ 10,257
Rebate revenues	2,017
ECN revenue	22,126
Interest income	7,016
Total revenue	41,416
Expenses:	
Trading losses, net	26,749
Brokerage and clearing fees	85,124
License and service fees to parent company	1,920,000
Occupancy	2,465
Communications and data processing	21,563
Other expenses	27,161
Total expenses	2,083,061
Loss before income taxes	(2,041,645)
Income tax benefit	768,000
Net loss	$ (1,273,645)

See notes to financial statements.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE PERIOD ENDING DECEMBER 31, 2004

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, December 31, 2003	10,000,000	-	$ 1,220,000	$ (931,188)	$ 288,812
Capital contributions	-	-	2,770,000	-	2,770,000
Dividend to parent	-	-	-	(768,000)	(768,000)
Net loss	-	-	-	(1,273,645)	(1,273,645)
Balances, December 31, 2004	10,000,000	$ -	$ 3,990,000	$ (2,972,834)	$ 1,017,166

See notes to financial statements.

ONTRADE INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

	2004
Cash flows from operating activities:	
Net loss	$ (1,273,645)
Adjustments to reconcile net loss to net cash flows from operating activities:	
Income tax benefit	(768,000)
License fee from parent company which was satisfied through capital contributions	1,920,000
Increase (decrease) in cash resulting from changes in:	
Deposit with clearing organization-related party	10,000
Deposit with clearing organization	(62,412)
Accounts receivable	(6,519)
Prepaid expenses	17,857
Accounts payable and accrued expenses	6,286
Payable to broker/dealers	(36,341)
Net cash flows from operating activities	(192,774)
Cash flows from financing activities:	
Capital contributions received	850,000
Net cash flows from investing activities	850,000
Net increase in cash and cash equivalents	657,226
Cash and cash equivalents, beginning of year	285,743
Cash and cash equivalents, end of year	$ 942,969
Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -
Supplemental Disclosure of Non-Cash Financing Activities:	
Dividend to parent company resulting from tax benefits which will not be realized by the Company	$ 768,000
Capital contributions from parent company resulting from forgiveness of amounts due to parent	$ 1,920,000

See notes to financial statements.

1. Nature of business and summary of significant accounting policies:

Nature of business:

OnTrade, Inc., (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is a Florida Corporation, incorporated on January 11, 2002 and is a wholly-owned subsidiary of NexTrade Holdings, Inc. (the "Parent"). The Company is authorized to perform proprietary securities trading activities in the equities market and to operate the NexTrade ECN. The Company also is approved to self-clear its proprietary securities trades. The Company does not provide brokerage services to retail clientele.

Cash and cash equivalents:

The Company considers all investments purchased with an original maturity of three months or less to be cash equivalents.

Transfer of the NexTrade ECN and self-clearing process from an affiliate:

On April 2, 2004, the Company received a No-Action Letter from the SEC allowing the transfer of the NexTrade ECN from an affiliated entity to the Company. The Company began operations of the NexTrade ECN on April 29, 2004. On November 1, 2004, the Company began the settling of self-clearing proprietary securities trading.

Transaction reporting:

Before the Company assumed the NexTrade ECN, the Company earned rebates for trades which were executed through the NexTrade ECN. The rebates earned were recorded as revenue on a trade-date basis in the statement of operations.

After the transfer of the NexTrade ECN to the Company, the Company began generating revenue from securities transactions conducted through the ECN, which is recognized upon the completion of the transaction. Proprietary securities transactions and the related revenues and expenses are recorded in their respective accounts on trade date. Brokerage and clearing fees include order flow rebates, ticket charges and execution fees related to the self clearing process.

Use of estimates:

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

1. Nature of business and summary of significant accounting policies (continued):

Concentration of credit risk and major customer information:

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents.

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the F.D.I.C. up to $100,000 per each financial institution. At December 31, 2004, the Company had cash balances on deposit that exceeded the fully insured amounts by $781,962.

Liquidity:

The Company has incurred recurring losses since inception. Ongoing operations for the Company have been reduced to operating levels for which management believes current liquidity requirements will be met through current year revenues, as well as additional cash infusions from the Parent as needed. Management is currently evaluating the Company's options as they relate to the daily operations of the Company. The Company believes it has adequate net capital based on its financial position and current operating activities to satisfy its NASD regulatory requirements.

2. Deposit with clearing organization:

The Company has a $10,000 deposit with National Securities Clearing Corp. and a $10,000 deposit with Depositary Trust Clearing Corp., the organizations of which it is a member to self-clear. A deposit of $42,412 is held by the former clearing firm of the Company.

3. Related party transactions:

Rebate revenue:

During 2004, the Company earned rebates for additions of liquidity to the NexTrade ECN of $10,257 or 24% of revenues. These additions of liquidity occurred before the transfer of the NexTrade ECN to the Company.

License and service fees:

In accordance with an agreement dated September 1, 2003, the Parent agreed to provide the Company with the use of certain software licenses as well as consulting, accounting, collection and administrative services and use of the facilities. Fees for these services are not indicative of the actual expenses of the Parent. The majority of the monthly fees incurred include a $100,000 software licensing fee for the use of the ProTrader software needed to run the ECN and approximately $110,000 for software consulting services to continually update the functionality of the ECN. This agreement is perpetual and may be terminated at any time by delivery of written notice by either party. Fees for the year ended December 31, 2004 were $1,920,000 and were forgiven by the Parent as the Company did not have the ability to repay (see Note 5).

3. Related party transactions (continued):

Brokerage and clearing fees:

During 2004, the Company incurred $8,679 of brokerage and clearing fees for clearing securities trading activities before the self-clearing process was transferred from an affiliate.

4. Income taxes and deferred income tax benefit:

The Company files a consolidated tax return with its Parent. However, the tax benefit of $768,000 associated with the Company's operating losses has been recognized in the financial statements as if the Company filed its own income tax returns. A dividend of the income tax benefit of $768,000 has been given to the Parent as the likelihood of receiving the benefit from the Parent is remote.

5. Stockholders' equity:

During the year ended December 31, 2004, the Parent contributed $2,770,000 to the Company, of which $1,920,000 was in forgiveness of license and services fees for which the Company did not have the ability to repay.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and stipulates that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also precludes equity capital withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1.

The Company is also subject to the net capital requirements for market makers as mandated by the NASD to maintain sufficient net capital up to a maximum of $1,000,000. This net capital shall not be less than $2,500 for each security in which it makes a market based on the average number of such markets made during the 30 preceding days. This restriction is based on investor protection considerations and provides assurance that the Company will comply with the NASD membership standards set forth in NASD Rule 1014(a)(6), which states that the member must be capable of maintaining adequate net capital considering all business activities of the member. At December 31, 2004, the Company's NASD contractual net capital requirement was approximately $82,500.

In addition, the Company is contractually obligated by The Depository Trust & Clearing Corporation ("DTC") to maintain a minimum excess net capital of at least $500,000 (hence total net capital of $750,000) while a participant in DTC.

At December 31, 2004, the Company had net capital of approximately $996,647, which exceeded its SEC required net capital by approximately $746,647, the NASD'S requirement by approximately $914,147 and the DTC's requirement by approximately $246,647.

7. Legal Proceedings:

The Company is a party to legal proceedings relating to a claim and lawsuit arising in the normal course of business. Management has not provided an accrual for estimated probable losses as they believe the likelihood of an unfavorable decision is remote.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE I

Net Capital

Total stockholders' equity		$ 1,017,166
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other assets		(20,519)
Net capital		$ 996,647

Aggregate indebtedness

Accounts payable and accrued expenses	$ 8,734	
Total aggregate indebtedness		$ 8,734

Computation of basic net capital requirement

Minimum net capital required based on aggregate indebtedness	$ 582
Minimum dollar requirement	$ 250,000
Minimum net capital required	$ 250,000
Excess net capital	$ 746,647
Excess net capital at 1,000% (net cap – 10% of aggregate indebtedness)	$ 995,774

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5(a) as of December 31, 2004)

A reconciliation is not required as no material differences exist.

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE II

Credit balances:	$ -
Debit balances:	$ -
Reserve computation:	
Excess of total PAIB credits over total PAIB debits	$ -
Required deposit	$ -

ONTRADE, INC.
(A WHOLLY-OWNED SUBSIDIARY OF NEXTRADE HOLDINGS, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

SCHEDULE III

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A. Number of items	-

Note: the Company does not hold customer funds or securities



Scalfaro & Company LLC
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
OnTrade, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements and supplemental schedules of OnTrade, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

604 S. Tampania Avenue | Suite B | Tampa, Florida 33609

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company LLC

Tampa, Florida
March 1, 2005